Contact

www.linkedin.com/in/jamie-stirling-99583110b (LinkedIn)

Top Skills

Training
Team Building
Leadership Development

Honors-Awards

Comissioner's Commendation
Commander's Commendation
Honorary Canadian Ranger

Jamie Stirling

President at SAR-1
Listowel, Ontario, Canada

Experience

SAR-1

President
January 2017 - Present (7 years 4 months)
Listowel Ontario

SAR-1 is a collaborative company that combines traditional classroom teaching with the integration of the latest technologies to ensure your team is ready to answer the search and rescue call, while respecting your agency's authority and duty to the public. Our staff have decades of experience in the field of search and rescue. Having worked for a major police force for decades, our instructors have proven skills and abilities in training individuals and teams from numerous volunteer and police agencies across Canada. We are committed to being "The Standard for Search and Rescue"

Secours.io

President
January 2019 - Present (5 years 4 months)
Canada

Secours is a public safety and health technology platform and mobile that connects three vital sources of information missing from public safety today, digital identity, secure data and verified location. Secours integrates these three data sources vital to saving lives and passes along this protected information to first responders quickly and efficiently. Not only protecting you, but also your data with self sovereign identity.

Ontario Provincial Police

Provincial SAR Coordinator- Retired
July 2011 - January 2017 (5 years 7 months)
Orillia

As part of the Emergency Response Team section, responsible for the delivery of effective emergency response team taskings for search and rescue:
1. Coordinates the delivery of the search and rescue program of the emergency response team.
2. Is the OPP spokesperson at inquests, inquiries, and committees examining search and rescue.

3. Liaises externally with representatives from civilian, volunteer and federal search and rescue organizations, and other police forces.

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